Forest Road Acquisition Corp.

1177 Avenue of the Americas, 5th Floor

New York, New York 10036

VIA EDGAR

May 19, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C. 20549

Attention:	Taylor Beech
Mara Ransom
Blaise Rhodes
Rufus Decker

Re:	Forest Road Acquisition Corp.
Amendment No. 2 to Registration Statement on Form S-4 Filed May 3, 2021
Correspondence Filed May 12, 2021
Correspondence Filed May 14, 2021
File No. 333-253136

Ladies and Gentlemen:

Forest Road Acquisition Corp. (the “Company,” “we,” “our” or “us”) hereby transmits the Company’s response to the comment letters received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 14, 2021 and May 18, 2021, respectively, regarding Amendment No. 2 to Registration Statement on Form S-4 of the Company and the correspondence submitted to the Commission on May 14, 2021, as well as in response to oral comments received during a teleconference with the Staff on May 18, 2021 with respect to the comment letter received from the Staff on May 13, 2021. For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response.

Disclosure changes made in response to the Staff’s comments have been made in Amendment No. 4 to the Form S-4 (the “Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

Correspondence Filed May 14, 2021

Tax Consequences of the Business Combination For Holders Who Do Not Elect to Redeem, page 286

1.

We note your proposed revised disclosure regarding the material tax consequences of the merger. Given you have opted to use a short form tax opinion, please further revise your disclosure in this section to explicitly state that it is the opinion of counsel. Refer to Staff Legal Bulletin No. 19 Section III.B.2.

In response to the Staff’s comment, we have revised the disclosure on page 290 of the Registration Statement.

U.S. Securities and Exchange Commission

Division of Corporation Finance

May 19, 2021

Correspondence Filed May 12, 2021

Management’s Discussion and Analysis of Financial Condition and Results of Operations of

Beachbody

Components of our Operating Results and Results of Operations

Contribution, page 221

2.	We are still reviewing your response to comment 4 and may have additional comments.

As discussed with the Staff, we have deleted references to contribution other than in the segment disclosure in the notes to the financial statements. Beachbody management historically used contribution to determine the allocation of marketing resources to evaluate segment profitability. Beachbody may evaluate alternate metrics for segment profitability in the future. Additionally, with respect to the oral comment received from the Staff regarding Beachbody’s accounting policy with respect to its technology and development expense, we respectfully inform the Staff that Beachbody has carefully analyzed all of its technology and development expenses and believes it has allocated all material costs to the appropriate expense category. In particular, we note that as it relates to hosting expenses, technology and development expenses primarily include hosting expenses for items such as technology testing environments and business intelligence data warehouses.

We have also revised the disclosure on pages 227-228 and F-81 of the Registration Statement to clarify the nature of the expenses that are allocated to the technology and development expense line item. We also note that the disclosure on page 224 of the Registration Statement describes the nature of the expenses that are allocated to the cost of revenue line item.

***

We thank the Staff for its review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact our counsel, Joshua Englard, Esq., at jenglard@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Keith L. Horn
Keith L. Horn, Chief Executive Officer

cc:	Ellenoff Grossman & Schole LLP

Latham & Watkins LLP

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